Exhibit 99.1

HANWHA Q CELLS ANNOUNCES EGM

SEOUL, SOUTH KOREA — February 27, 2015 — Hanwha Q CELLS Co., Ltd. (the “Company” or “Hanwha Q CELLS”) (NASDAQ: HQCL), top-10 global photovoltaic manufacturer of high-quality, cost-competitive solar modules, today announced an extraordinary general meeting of shareholders of the Company will be held at 9:00 a.m., Seoul time, on April 6, 2015 (the “EGM”) at the Company’s offices at 9th Fl., Hanwha Building, 86 Cheonggyecheon-ro, Jung-gu, Seoul, South Korea to consider and, if thought fit, to pass and approve the following resolution:

•	As a special resolution, to approve an amendment to the Second Amended and Restated Articles of Association (as amended and restated as of February 6, 2015, the “AOA”) pursuant to which the definition of “ADS” in Clause 1 of the AOA, which currently is ““ADS means an American Depositary Share, each representing five Ordinary Shares.,” shall be replaced by ““ADS” means an American Depositary Share.” (the “Proposal”).

The Company will transact no other business at the EGM, except for business properly brought before the EGM or any adjournment or postponement thereof.

Only holders of ordinary shares as of the close of business in the Cayman Islands on March 4, 2015 are entitled to receive notice of, and will be entitled to vote, in person at the EGM or by proxy on, the Proposal. Holders of the Company’s American depositary shares, each representing five ordinary shares (the “ADSs”), as of the close of business in New York City on March 4, 2015, cannot vote at the EGM directly, but may instruct The Bank of New York Mellon as the depositary for the Company’s ADS program (the “Depositary”) and the holder of the ordinary shares underlying the ADSs how to vote the ordinary shares represented by their ADSs by giving voting instructions to the Depositary in the form and in the manner provided by the Depositary.

Hanwha Solar Holdings Co., Ltd., a holding company incorporated in the Cayman Islands that currently owns approximately 94.0% of our outstanding ordinary shares, has agreed to vote all of its ordinary shares and ADSs “FOR” the Proposal. Additionally, we expect that our board of directors (the “Board of Directors”) and executive officers will vote all of their ordinary shares and ADSs “FOR” the Proposal.

The Board of Directors has determined that retaining flexibility as to the ratio of ADS to ordinary shares is in the best interests of the Company and recommends that shareholders vote “FOR” the Proposal.

About Hanwha Q CELLS

In February 2015 Hanwha Q CELLS Co., Ltd. (NASDAQ:HQCL) emerged as a new global solar power leader from combining two of the world´s most recognized photovoltaic manufacturers, Hanwha SolarOne and Hanwha Q CELLS. The combined company is listed on NASDAQ under the trading symbol of HQCL. It is headquartered in Seoul, South Korea, (Global Executive Headquarters) and Thalheim, Germany (Technology & Innovation Headquarters) and is the world’s largest solar cell manufacturer as wells as one of the largest photovoltaic module manufacturers. Due to its diverse international production footprint including facilities in China, Malaysia and South Korea, Hanwha Q CELLS is flexibly positioned to address all global markets, even ones with import tariffs, such as the United States and the European Union. Based on its respected “Engineered in Germany” technology, innovation, and quality, Hanwha Q CELLS offers the full spectrum of photovoltaic products, applications, and solutions, from modules to kits to systems to large scale solar power plants. The combined company is also engaged in downstream development and EPC business. Through its growing global business network spanning Europe, North America, Asia, South America, Africa and the Middle East the company provides excellent services and long-term partnership to its customers in the utility, commercial, government and residential markets. Hanwha Q CELLS is a flagship company of Hanwha Group, a FORTUNE® Global 500 firm and a Top-Ten business enterprise in South Korea. For more information, visit: http://investors.hanwha-solarone.com

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in Hanwha Q CELLS’ filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Relations

For further information, please contact:

Hanwha Q CELLS:

Paul Combs

V.P. of Investor Relations

6th Floor, Yongda International Tower

2277 Longyang Road, Shanghai, PRC 201204

P. R. China

Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768

E-mail: paul.combs@hanwha-qcells.com

Source: Hanwha Q CELLS Co., Ltd.